ZENTEK LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2022 and 2021

(Unaudited)

(Expressed in Canadian Dollars)

ZENTEK LTD.

1

ZENTEK LTD. UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Stated in Canadian Dollars)	September 30, 2022 $	March 31, 2022 $

ASSETS
Current assets
Cash and cash equivalents [note 11]	17,768,822	26,675,000
Accounts and other receivables [note 3]	451,760	656,164
Loan receivable [note 4]	2,975,000	2,950,000
Inventories [note 5]	1,468,079	665,572
Prepaids and deposits [note 5]	1,268,608	1,012,363
Total current assets	23,932,269	31,959,099

Non-current assets
Property and equipment [note 6]	7,450,904	6,025,421
Total assets	31,383,173	37,984,520

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities [note 8]	1,260,179	1,204,587
Current portion of lease liability	165,018	149,317
Current portion of long-term debt [note 9]	974,703	950,930
Total current liabilities	2,399,900	2,304,834
Non-current liabilities
Lease liability	46,048	132,555
Long-term debt [note 9]	504,712	998,070
Total non-current liabilities	550,760	1,130,625
Total liabilities	2,950,660	3,435,459

SHAREHOLDERS' EQUITY
Share capital [note 10(a)]	85,754,399	85,494,266
Share-based payment reserve [note 10(c)]	9,829,117	7,761,541
Shares to be issued [note 7(a)]	472,500	472,500
Deficit	(67,623,503)	(59,179,246)
Total shareholders' equity	28,432,513	34,549,061
Total shareholders' equity and liabilities	31,383,173	37,984,520
Nature of Business [note 1]
Commitments and Contingencies [note 13]
Subsequent Events [note 17]

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

These consolidated financial statements were authorised for issue by the Board of Directors on November 14, 2022.
Approved on behalf of the Board of Directors:

"Eric Wallman"	, Director

"Ilse Treurnicht"	, Director

2

ZENTEK LTD. UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	Three	Three	Six	Six
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
(Stated in Canadian Dollars)	$	$	$	$

REVENUE
Sales	-	150,145	33,105	150,145
Other income	-	-	15,000	-
	-	150,145	48,105	150,145

EXPENSES
Amortisation [note 6]	116,006	79,313	271,706	150,864
Bad debts	127,112	-	127,112	-
Consulting fees	146,467	283,189	725,948	348,089
Directors fees	65,625	-	65,625	-
Insurance	72,357	39,095	160,041	52,660
Investor relations and promotion	150,253	72,424	190,678	142,756
Listing and filing fees	10,927	32,314	147,198	52,092
Professional fees	406,231	491,153	895,466	715,038
Rent	43,560	68,730	75,190	99,960
Research and development	211,006	840,107	885,113	840,107
Salaries and benefits [note 12]	908,486	289,774	1,752,600	727,013
Stock-based compensation [notes 10(c) and 12]	1,005,582	599,975	2,281,709	1,421,825
Supplies and materials	16,431	155,146	558,922	210,016
Other expenses [note 16]	195,755	132,468	439,873	219,676
	3,475,798	3,083,688	8,577,181	4,980,096

Loss from continuing operations before the undernoted	(3,475,798)	(2,933,543)	(8,529,076)	(4,829,951)

Interest and other income	97,878	2,695	155,952	13,296
Interest expense	(32,135)	(18,457)	(71,133)	(38,370)
Premium on flow-through shares	-	1,617	-	1,884
Government grants [note 15]	-	-	-	45,914
Total other items	65,743	(14,145)	84,819	22,724

Loss from continuing operations	(3,410,055)	(2,947,688)	(8,444,257)	(4,807,227)

Discontinued operations
Impairment of exploration and evaluation assets [note 7]	-	26,051,796	-	26,051,796
Loss from discontinued operations [note 7]	-	26,051,796	-	26,051,796

Net and comprehensive loss for the period	(3,410,055)	(28,999,484)	(8,444,257)	(30,859,023)

Basic and diluted net loss per share [note 14]
Continuing operations	0.04	0.03	0.09	0.06
Discontinued operations	-	0.29	-	0.29
	0.04	0.32	0.09	0.35

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

3

ZENTEK LTD. UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six	Six
	Months	Months
	Ended	Ended
	September 30,	September 30,
	2022	2021
(Stated in Canadian Dollars)	$	$

OPERATING ACTIVITIES
Loss for the period	(8,444,257)	(30,859,023)
Loss from discontinued operations	-	26,051,796
Loss from continuing operations	(8,444,257)	(4,807,227)

Items not affecting cash
Amortisation [note 6]	271,706	150,864
Premium on flow-through shares	-	(1,884)
Stock-based compensation [note 10(c)]	2,281,709	1,421,825
	(5,890,842)	(3,236,422)
Net change in non-cash working capital balances [note 11]	(798,756)	47,756
Cash flows used in continuing operating activities	(6,689,598)	(3,188,666)

INVESTING ACTIVITIES
Loan receivable advanced	(25,000)	-
Purchase of property and equipment [note 6]	(1,697,189)	(297,193)
Cash flows used in continuing investing activities	(1,722,189)	(297,193)
Cash flows used in discontinued investing activities [note 7]	-	(316,698)

FINANCING ACTIVITIES
Payments on lease liability	(70,806)	(57,930)
Payments on long-term debt	(469,585)	-
Proceeds from stock options exercised [note 10(a)]	46,000	291,467
Proceeds from warrants exercised [note 10(a)]	-	1,471,644
Units issued [note 10(a)]	-	4,337,998
Unit issue costs [note 10(a)]	-	(63,364)
Unit subscriber deposits	-	(2,008,728)
Cash flows (used in) from continuing financing activities	(494,391)	3,971,087

Change in cash and cash equivalents during the period	(8,906,178)	168,530
Cash and cash equivalents, beginning of period	26,675,000	3,091,549
Cash and cash equivalents, end of period	17,768,822	3,260,079

Supplementary disclosures - see note 11

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

4

ZENTEK LTD. UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Stated in Canadian Dollars)	Number of Shares	Share Capital $	Warrants $	Share-Based Payment Reserve $	Share to be Issued $	Deficit $	Total Equity $

Balance as at March 31, 2021	86,199,849	43,801,952	407,264	3,270,399	472,500	(20,489,827)	27,462,288
Issuance of units [note 10(a)]	1,735,199	3,589,111	748,887	-	-	-	4,337,998
Unit issue costs	15,592	(44,850)	(18,514)	-	-	-	(63,364)
Stock options exercised [note 10(a)]	433,333	509,434	-	(217,967)	-	-	291,467
Warrants exercised [note 10(b)]	2,078,462	1,745,912	(274,268)	-	-	-	1,471,644
Recognition of stock-based compensation [note 10(c)]	-	-	-	1,469,694	-	-	1,469,694
Net loss and comprehensive loss for the period	-	-	-	-	-	(30,859,023)	(30,859,023)
Balance as at September 30, 2021	90,462,435	49,601,559	863,369	4,522,126	472,500	(51,348,850)	4,110,704

Balance as at March 31, 2022	99,248,058	85,494,266	-	7,761,541	472,500	(59,179,246)	34,549,061
Stock options exercised [note 10(a)]	285,924	260,133	-	(119,016)	-	-	141,117
Recognition of stock-based compensation [note 10(c)]	-	-	-	2,186,592	-	-	2,186,592
Net loss and comprehensive loss for the period	-	-	-	-	-	(8,444,257)	(8,444,257)
Balance as at September 30, 2022	99,533,982	85,754,399	-	9,829,117	472,500	(67,623,503)	28,432,513

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

5
ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

1. NATURE OF BUSINESS

Zentek Ltd. (the "Company") was incorporated on July 29, 2008 under the laws of the province of Ontario, Canada. The principal business of the Company is to develop opportunities in the graphene and related nano-materials industry based on its intellectual property, patents and unique Albany graphite. The address of the Company's executive office is 210 - 1205 Amber Drive, Thunder Bay, Ontario, P7B 6M4, Canada.

The Company is an emerging high-tech nano-graphite and graphene materials company based in Thunder Bay, Ontario, Canada. The current focus is to bring to market innovative products including surgical masks and HVAC filters with the Company's ZenGUARDTM coating, Rapid Detection Point of Care diagnostics tests and continue to develop potential pharmaceutical products based on its patent-pending graphene-based compound.

There has been a global outbreak of COVID-19 (coronavirus), which has had a significant impact on businesses through the restrictions put in place by the Canadian, provincial and municipal governments regarding travel, business operations and isolation/quarantine orders. The impact on the Company has not been significant, but management continues to monitor the situation.

Management believes the Company will be successful at completing its development plan and that current cash reserves are sufficient to carry forward the Company's plan through the coming twelve months.

These unaudited condensed interim consolidated financial statements of the Company for the six months ended September 30, 2022 were approved and authorised for issue by the Board of Directors on November 10, 2022.

2. BASIS OF PRESENTATION

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB") and have been condensed with certain disclosures from the Company's audited consolidated financial statements for the year ended March 31, 2022 (the "Annual Financial Statements") omitted. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Annual Financial Statements.

a) Changes in accounting policies

The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company's audited consolidated financial statements for the year ended March 31, 2022.

b) Future changes in accounting standards

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. Management is still evaluating and does not expect any such pronouncements to have a material impact on the Company's consolidated financial statements upon adoption.

c) Significant judgments

In preparing the Company's unaudited condensed interim consolidated financial statements for the three and six months ended September 30, 2022, the Company applied the critical judgments and estimates disclosed in Note 3 of its audited consolidated financial statements for the year ended March 31, 2022.

6
ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

2. BASIS OF PRESENTATION (continued)

d) Amended presentation

The presentation of the loss before undernoted items and the net loss for the period in the unaudited condensed interim consolidated statements of loss and comprehensive loss for the three and six-month periods ended September 30, 2021 has been amended to present the impairment of exploration and evaluation assets in that period as discontinued operations.

e) Comparative figures

Certain comparative expense amounts have been reclassified to conform to the presentation adopted in the current year.

f) Revenue Recognition

Revenue is recognised only when it is probable that the economic benefit associated with the transaction will flow to the Company. However, when an uncertainty arises about the collectability of an amount already included in revenue, the uncollectable amount, or the amount in respect of which recovery has ceased to be probable, it is recognised as an expense, rather than as an adjustment of the amount of revenue originally recognised.

The Company's accounting policy for revenue recognition under IFRS 15, Revenue from Contracts with Customers, follows a five-step model to determine the amount and timing of revenue to be recognized:

1. Identifying the contract with a customer;

2. Identifying the performance obligations within the contract;

3. Determining the transaction price;

4. Allocating the transaction price to the performance obligations; and

5. Recognizing revenue when/as performance obligation(s) are satisfied.

The Company generates revenue through the direct supply of product to customers and by entering into royalty agreements with customers. Consideration payable by the customer including volume rebates and merchandise discounts are considered in determining the transaction price and are recognised at the time of the sale as a deduction against revenue.

3. ACCOUNTS AND OTHER RECEIVABLES

	September 30,	March 31,
	2022	2022
	$	$

Trade receivables	151,758	314,375
HST recoverable	269,321	341,789
Other receivables	110,000	-
Accrued interest receivable	20,681	-
Less: valuation allowance on trade receivables	(100,000)	-
	451,760	656,164

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ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

4. LOAN RECEIVABLE

In March 2022, a loan was advanced to a third party, who is an insignificant shareholder of the Company and not an insider nor an employee of the Company, earning 6% interest per annum, calculated and payable monthly. The loan is secured by mortgages against properties held by the borrower. The original maturity date was July 1, 2022 and the loan terms are being renegotiated. The Company performed an analysis of collectivity and based on the collateral against the loan, determined that no provision was required. A continuity of the loan principal and interest balances is presented below:

	September 30,	March 31,
	2022	2022
	$	$

Loan balance, beginning of period	2,950,000	-
Loans advanced	25,000	2,950,000
Interest earned	90,000	-
Interest payments received	(90,000)	-
Loan balance, end of period	2,975,000	2,950,000

5. INVENTORIES

	September 30,	March 31,
	2022	2022
	$	$

Raw materials	1,130,399	477,095
Finished goods	337,680	188,477
	1,468,079	665,572

Included in prepaids and deposits are $276,806 (March 31, 2022: $855,415) of prepayments made for inventory to be delivered subsequent to period end. A continuity of prepaid inventory is presented below:

	September 30,	March 31,
	2022	2022
	$	$

Prepaid inventory, beginning of period	855,415	-
Prepayments made during the period	-	1,126,575
Inventory received	(578,609)	(271,160)
Prepaid inventory, end of period	276,806	855,415

8
ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

6. PROPERTY AND EQUIPMENT

The following is a reconciliation of changes in the balances of property and equipment for the six month period ended September 30, 2022.

	Property and Equipment	Right-of-use Assets	Total
Property and equipment as at March 31, 2022	5,732,373	293,048	6,025,421
Less: amortisation	(191,784)	(79,922)	(271,706)
Plus: purchases	1,697,189	-	1,697,189
Property and equipment as at September 30, 2022	7,237,778	213,126	7,450,904

The following is a reconciliation of changes in the balances of property and equipment for the six month period ended September 30, 2021.

	Property and Equipment	Right-of-use Assets	Total
Property and equipment as at March 31, 2021	252,765	452,456	705,221
Less: amortisation	(70,942)	(79,922)	(150,864)
Plus: purchases	297,193	-	297,193
Property and equipment as at September 30, 2021	479,016	372,534	851,550

The Company's property and equipment includes an asset under construction in the amount of $4,099,769 related to costs incurred for a production line at the silver-graphene oxide pilot plant. No amortisation has been recorded on this asset as it is not yet available for use.

The Company's right-of-use asset includes its manufacturing facility located in Guelph, Ontario. It is the Company's policy to amortise the right-of-use asset using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

7. EXPLORATION AND EVALUATION PROPERTY

The 100%-owned Albany Graphite Deposit (the "Albany Property") is located in Northern Ontario, Canada. During the year ended March 31, 2013, the Company reached an agreement with the optionor pursuant to the following terms and conditions:

a) The Company will issue to the optionor a total of 1,250,000 shares. Total shares remaining to be issued are 750,000 common shares valued at $472,500 based on their fair market value on the date of the agreement;

b) The Company granted the optionor a net smelter return royalty of 0.75% on the 4F claim block, of which 0.5% can be purchased at any time for $500,000; and

c) The agreement provides a clawback right that allows the optionor to reduce the Company's interest in the other claims to 30% subsequent to the exercise of the second option by giving notice within 30 days that the optionor intends to commence sole funding up to completion of a feasibility study within 48 months and within 30 days deliver a payment of $27,500,000.

9
ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

7. EXPLORATION AND EVALUATION PROPERTY (continued)

Albany Property

$
Balance at March 31, 2021	26,159,729
Expenditures	(107,933)
Impairment	(26,051,796)
Balance at September 30, 2021	-
Expenditures	-
Balance at March 31, 2022 and September 30, 2022	-

As a result of the Company's change in business during the year ended March 31, 2022, the Company conducted an impairment test and determined the recoverable amount of the exploration and evaluation property to be negligible. Accordingly, the Company recognised an impairment charge on the exploration and evaluation property to reduce the carrying value to $nil. The exploration and evaluation expenditures incurred during the year ended March 31, 2022 were recognised as an expense in the consolidated statements of loss and comprehensive loss as it was determined that the exploration and evaluation property was impaired and these expenditures had no future benefit.

Operating results and cash flow of the Company's exploration and evaluation property for the period up to the date of impairment were classified as discontinued operations in the consolidated statements of loss and comprehensive loss and in the consolidated statements of cash flows, respectively.

Net cash flows from discontinued operations:

	For the six	For the six
	month period	month period
	ended	ended
	September 30,	September 30,
	2022	2021
	$	$

Operating cash flows used in discontinued operations	-	-

Investing cash flows used in discontinued operations	-	(316,698)

Financing cash flows used in discontinued operations	-	-

10
ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30,	March 31,
	2022	2022
	$	$

Trade payables	1,095,179	1,044,587
Accrued liabilities	165,000	160,000
	1,260,179	1,204,587

9. LONG-TERM DEBT

Pursuant to an asset purchase agreement dated February 10, 2022, the Company acquired the land, building and chattels at 24 Corporate Court in Guelph, Ontario for cash consideration of $351,000 and assumed a mortgage of $1,949,000. The mortgage was assumed in a vendor-take-back agreement with the seller of the property who is an insignificant shareholder and not an insider of the Company.

	September 30,	March 31,
	2022	2022
	$	$

First mortgage payable in monthly instalments of $85,504 including interest at 5% per annum, due March 1, 2024, with land and building, having a net book value of $1,979,916 (March 31, 2022: $2,003,043), pledged as collateral.	1,479,415	1,949,000
Less current portion	(974,703)	(950,930)
	504,712	998,070

11
ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

10. SHARE CAPITAL

(a) Share Capital

The Company is authorised to issue an unlimited number of common shares, with no par value.

During the six months ended September 30, 2022, the Company issued 285,924 common shares in connection with the exercise of 348,333 options (2021: 433,333 common shares).

During the six months ended September 30, 2022, the Company issued nil common shares in connection with the exercise of warrants (2021: 2,078,462 common shares).

During the six months ended September 30, 2022, the Company issued nil common shares in connection with a private placement (2021: 1,735,199 common shares).

(b) Share Purchase Warrants

The Company had no share purchase warrants outstanding as of September 30, 2022 and March 31, 2022.

The following is a summary of warrants activity for the six month period ended September 30, 2022 and for the year ended March 31, 2022:

	Six months ended September 30, 2022		Year ended March 31, 2022
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$
Balance, beginning of period	-	-	3,393,965	0.67
Granted	-	-	867,598	3.00
Exercised	-	-	(4,256,064)	1.14
Expired	-	-	(5,499)	3.00
Balance, end of period	-	-	-	-

(c) Stock Options and Share-Based Payment Reserve

During the six months ended September 30, 2022, the Company issued 450,000 stock options to a number of employees and directors at exercise prices ranging from $2.44 to $2.59.

During the six months ended September 30, 2021, the Company issued 495,000 stock options to a number of employees and consultants at exercise prices ranging from $1.76 to $4.08.

A summary of the inputs used to value the options issued during the six months ended September 30 is presented below:

	Sept 30, 2022	Sept 30, 2021
Expected dividend yield	0%	0%
Expected volatility	88% to 95%	85% to 100%
Expected forfeiture rate	0%	0%
Risk-free interest rate	2.5% to 3.1%	0.3% to 0.5%
Expected life	3 to 5 years	2 to 5 years

The Company's computation of expected volatility for the six months ended September 30, 2022 and 2021 is based on the Company's market close price over a prior period equal to the expected life of the options.

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ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

10. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve (continued)

The Company applies the fair value method of accounting for share-based payment awards to directors, officers, employees and non-employees. Accordingly, the following amounts have been recognised as compensation expense, exploration and evaluation expense and under capital stock as share-based payment reserve:

	Six months	Six months
	Ended	Ended
	September 30,	September 30,
	2022	2021
	$	$

Stock-based compensation expense	2,281,709	1,421,825
Exploration and evaluation expenditures	-	47,869
	2,281,709	1,469,694

Stock option and share-based payment activity for the periods ended September 30, 2022 and March 31, 2022 are summarised as follows:

	Six months ended		Year ended
	September 30, 2022		March 31, 2022
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$
Balance, beginning of period	8,692,334	2.01	7,021,667	1.13
Granted	450,000	2.51	2,344,000	4.24
Exercised	(348,333)	0.58	(673,333)	0.59
Expired	(50,000)	4.92	-	-
Balance, end of period	8,744,001	2.07	8,692,334	2.01

At September 30, 2022, outstanding options to acquire common shares of the Company were as follows:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
	Number	Average	Average	Number	Average
	Outstanding	Remaining	Exercise	Outstanding	Exercise
Range of exercise Prices	as at Sept 30,	Contractual	Price	as at Sept 30,	Price
CAD$	2022	Life (years)	CAD$	2022	CAD$
$0.40 - $1.00	4,283,334	1.62	$0.49	4,283,334	$0.49
$1.01 - $4.00	2,595,667	2.60	$2.97	1,959,667	$3.05
$4.01 - $5.67	1,865,000	3.45	$4.46	1,061,667	$4.40
	8,744,001	2.30	$2.07	7,304,668	$1.74

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ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

11. SUPPLEMENTAL DISCLOSURES ON STATEMENTS OF CASH FLOWS

Changes in non-cash working capital balances consist of:

	September 30,	September 30,
	2022	2021
	$	$

Accounts and other receivables	204,404	(265,618)
Inventories	(802,507)	-
Prepaids and deposits	(256,245)	(229,708)
Accounts payable and accrued liabilities	55,592	543,082
	(798,756)	47,756

Cash and cash equivalents are comprised of:

	September 30,	March 31,
	2022	2022
	$	$

Cash in bank	7,568,822	26,475,000
Cashable guaranteed investment certificate, variable rate, maturing September 2023	10,000,000	-
Cashable guaranteed investment certificate, 0.5%, maturing December 2022	200,000	200,000
	17,768,822	26,675,000

During the six months ended September 30, 2022, 233,333 stock options were exercised using a "cashless" exercise method whereby 62,409 fewer shares were issued than options exercised as compensation for the $95,117 in cash that traditionally would have been received by the Company upon exercise.

12. RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

The Company defines key management personnel as its key executive management and Board of Directors. In addition to their salaries, the Company provides a benefit plan and other allowances to its key management personnel. Key management personnel are also granted stock options at the discretion of the Board of Directors.

The remuneration of key management personnel during the six months ended September 30, 2022 and 2021 were as follows:

	2022	2021
	$	$

Salaries and benefits	588,125	563,333
Stock-based compensation	1,266,179	827,089
	1,854,304	1,390,422

14
ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

13. COMMITMENTS AND CONTINGENCIES

a) Environmental Contingencies

The Company's activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

b) Research Agreements

The Company has entered various agreements with arms' length parties pertaining to ongoing science efforts in pursuit of research and/or development and intellectual property with the objective of profitably bringing products to market. Many of the counterparties to these agreements are Canadian universities and affiliated individuals. These agreements can be generalized as having 'no fault' termination clauses regarding ongoing commitments and future liability when the Company determines that the pursuit becomes ineffective or unlikely to result in a profitable or commercially-viable product.

Under certain of these technology license agreements with Canadian universities, the Company has an obligation to pay royalties on revenues from any subject technologies. No such revenues have been earned to date.

c) Contingent liabilities

In September 2018, the Company received a statement of claim from a former employee. The Company is in the process of defending the claim, but views the claim as unmeritorious. On March 24, 2020, the Company commenced an action claim against the former employee for relief relating to contracts and transactions between that employee and the Company, seeking to set aside those agreements and, where applicable, seeking disgorgement of unspecified amounts relating to benefits obtained under those agreements.

14. NET LOSS PER SHARE

Basic net loss per share figures are calculated using the weighted average number of common shares outstanding. The weighted average number of common shares issued and outstanding for the six months ended September 30, 2022 is 99,339,080 (2021: 88,721,880). Diluted net loss per share figures are calculated after taking into account all warrants and stock options granted. Exercise of the outstanding warrants and stock options would be anti-dilutive with respect to net loss per share calculations, and therefore diluted net loss per share is equal to basic net loss per share. The number of potentially dilutive common shares resulting from the exercise of outstanding warrants and stock options that were not included in the calculation of diluted net loss per share was 8,744,001 (September 30, 2021: 9,266,435).

15. GOVERNMENT GRANTS

The Company has entered into agreements with various government agencies under which the Company is entitled to receive assistance and cost recoveries for specific research and development activities.

15
ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

16. OTHER EXPENSES

	Three months Ended September 30, 2022	Three months Ended September 30, 2021	Six months Ended September 30, 2022	Six months Ended September 30, 2021
	$	$	$	$
Dues and subscriptions	7,966	292	47,493	12,524
Freight and delivery	23,311	-	39,267	-
Meals and entertainment	7,549	21,476	30,104	28,615
Office expenses	47,248	49,265	87,811	74,223
Other expenses	52,645	25,951	124,295	51,334
Travel	57,036	35,484	110,903	52,980
	195,755	132,468	439,873	219,676

17. SUBSEQUENT EVENTS

On October 17, 2022, the Company issued 150,000 stock options to a number of employees with an exercise price of $1.93 per share. The options granted expire on October 17, 2025 and have a vesting period as follows: 1/3 at October 17, 2022; 1/3 at October 17, 2023; 1/3 at October 17, 2024.